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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              PRIDE COMPANIES, L.P.
                                (Name of Issuer)

                        COMMON LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                    741537302
                                 (CUSIP Number)


                                 GEORGE G. HICKS
                              VARDE PARTNERS, INC.
                              3600 WEST 80TH STREET
                              MINNEAPOLIS, MN 55431
                            TEL. NO.: (612) 893-1554

                                 WITH A COPY TO:

                           KENNETH M. SCHNEIDER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Persons Authorized to Receive Notices
                               and Communications)



                                JANUARY 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                Page 1 of 9 Pages

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CUSIP NO. 741537302                   13D                      Page 2 of 9 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Varde Partners, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)[ ]
                                                                          (B)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                                7         SOLE VOTING POWER
           NUMBER OF                      2,273,308 Common Units, assuming
                                          conversion of all Series B Preferred
            SHARES                        Units and Series C Preferred Units.

         BENEFICIALLY           8         SHARED VOTING POWER
                                          0
            OWNED

              BY                9         SOLE DISPOSITIVE POWER
                                          2,273,308 Common Units, assuming
        EACH REPORTING                    conversion of all Series B Preferred
                                          Units and Series C Preferred Units.
         PERSON WITH
                                10        SHARED DISPOSITIVE POWER
                                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,308 Common Units, assuming conversion of all Series B Preferred Units and Series C Preferred Units.

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 33.6%, based on information contained in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1998.

14        TYPE OF REPORTING PERSON

          CO

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CUSIP NO. 741537302                   13D                      Page 3 of 9 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D (the "Amendment") amends and restates in its entirety the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1998. The sole purpose of this Amendment is to add an electronic copy of the exhibits to Schedule 13D previously filed on February 9, 1998 in paper format pursuant to a temporary hardship exemption.

Item 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Statement") relates to the Common Limited Partnership Units (the "Common Units") of Pride Companies, L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 1209 North Fourth Street, Abilene, Texas 79601.

Item 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed by Varde Partners, Inc., a Delaware corporation ("Varde").

                  Varde acts as the general partner of the general partner of various investment funds. The address of the principal business and principal office of Varde is 3600 West 80th Street, Minneapolis, MN 55431.

                  During the last five years, Varde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, Varde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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CUSIP NO. 741537302                   13D                      Page 4 of 9 Pages



mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each director and executive officer of Varde is set forth on Exhibit 1 hereto and is incorporated herein by reference.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Issuer issued, and Varde acquired from the Issuer, Series B Preferred Units, stated value $1,000 per unit, in the total amount of $9,321,851, and Series C Preferred Units, stated value $1,000 per unit, in the total amount of $5,000,000, pursuant to and upon the terms and subject to the conditions set forth in the Restructuring and Override Agreement (a copy of which is attached hereto as Exhibit 2), dated as of December 31, 1997, by and among Varde, the Issuer, the managing general partner of the Issuer and the special general partner of the Issuer. The Series B Preferred Units and the Series C Preferred Units (together, the "Preferred Units") were purchased with the funds of (i) the various domestic investment funds for which Varde acts as the general partner of the general partner thereof and (ii) an investment account and an offshore investment fund managed by affiliates of Varde and with respect to which Varde is serving as the nominee of the investment managers thereof. Under the Restructuring and Override Agreement, Varde also acquired certain other securities and made certain loans to the Company. The total amount invested by Varde in the Issuer was $29,000,000. There was no allocation made among the various securities acquired and loans made by Varde.

                  Each of the Certificates of Designations of the Series B Preferred Units and the Series C Preferred Units (copies of which are attached hereto as Exhibits 3 and 4) provide that on or after March 31,1998, the Preferred Units may be converted into such number of Common Units equal to the product of the number of Preferred Units being converted, multiplied by the

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CUSIP NO. 741537302                   13D                      Page 5 of 9 Pages


quotient of $1,000 divided by the "Conversion Price" (as defined below). The initial Conversion Price for both the Series B Preferred Units and the Series C Preferred Units is $6.30, which Conversion Price remains subject to anti-dilution adjustments described in the Certificates of Designations.

Item 4.  PURPOSE OF TRANSACTION.

                  The Preferred Units (and the Common Units into which they may be converted) (collectively, the "Units") were acquired for investment purposes. Varde may consider making additional purchases of equity securities of the Issuer in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, Varde may sell all or a portion of its Units in open-market or private transactions, depending upon prevailing market conditions and other factors.

                  Other than as described in the Restructuring and Override Agreement, the Certificates of Designations, the Amended and Restated Registration Rights Agreement and the Registration Rights Agreement (described below in Item 6), Varde does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors of the general partner of or management of, the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the general partner of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material changes in the Issuer's business or partnership structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the

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CUSIP NO. 741537302                   13D                      Page 6 of 9 Pages


Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of March 31, 1998, Varde will have the right to acquire up to 2,273,308 Common Units (representing, based on the information contained in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1998, approximately 33.6% of the outstanding Common Units). Accordingly, Varde may be deemed to be the beneficial owner of the up to 2,273,308 Common Units (representing approximately 33.6% of the outstanding Common Units).

                  Except as set forth in this Item 5(a), Varde does not beneficially own any Common Units.

                  (b) Varde has sole voting and dispositive power with respect to all the Common Units it acquires.

                  Except as set forth in the preceding sentence, Varde does not have any power to vote or dispose of any Common Units that may be deemed to be beneficially owned by it.

                  (c) Except as described in Item 4 of this Statement, Varde has not effected any transactions relating to the Common Units which are beneficially owned by it in the past sixty days.

                  (d) To the best knowledge of Varde, no person other than Varde, the investment managers for the investment account and the offshore investment funds (each a Delaware corporation), and the Management of the Issuer (as described in Item 6) has the right

CUSIP NO. 741537302                   13D                      Page 7 of 9 Pages


to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Units owned by it.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Restructuring and Override Agreement and the Assignment Agreements (a form of which is attached hereto as Exhibit 5), certain designated members of the Issuer's management (the "Management") acquired a one-third economic interest in the Preferred Units held by Varde (and the Common Units into which they may be converted). Payment therefor was made by the issuance of promissory notes (the "Notes") in favor of Varde, and subject to the terms and conditions of the Assignment Agreements and until such time the Notes are paid in full, the Management has no voting, disposition or other rights with respect to the securities held by it other than the right to receive distributions and other payments thereon (which must be applied to the repayment of principal and interest on the Notes).

                  The Restructuring and Override Agreement further provides that, subject to the receipt of required consents, the Preferred Units will be exchanged for new preferred units (the "New Preferreds"), which would give Varde the right to receive a total of up to 52% of the Issuer's Common Units, in which the Management would continue to hold a one-third economic interest. Under certain circumstances, Varde may acquire the right to receive an additional 8% of the Issuer's Common Units upon the conversion of its New Preferreds, in which Management would not hold any interest.

                  In addition, Varde has entered into the Amended and Restated Registration Rights Agreement and the Registration Rights Agreement, each dated as of December 31, 1998, with the Issuer (copies of which are attached hereto as Exhibits 6 and 7), giving Varde, among other things, the right, on the terms and conditions set forth therein, to require the Issuer to register

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CUSIP NO. 741537302                   13D                      Page 8 of 9 Pages


for sale to the public the Common Units acquired by Varde upon conversion or exchange of the Preferred Units and the New Preferreds.

                  Other than as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Varde and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1. Information with respect to executive officers and directors of Varde.

                  2. Restructuring and Override Agreement, dated as of December 31, 1997, and among Varde, the Issuer, the managing general partner of the Issuer and special general partner of the Issuer.

                  3. Certificate of Designations relating to the Series B Preferred Units of the Issuer.

                  4. Certificate of Designations relating to the Series C Preferred Units of the Issuer.

                  5. Form of Assignment Agreement, by and between Varde and certain designated members of the Issuer's management.

                  6. Amended and Restated Registration Rights Agreement, dated as of December 31, 1997, by and between Varde and the Issuer.

                  7. Restated Registration Rights Agreement, dated as of December 31, 1997, by and between Varde and the Issuer.

                                   SIGNATURES


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 11, 1998


                                         VARDE PARTNERS, INC.



                                         By:  /s/ George G. Hicks
                                            ------------------------------------
                                              Name: George G. Hicks
                                              Title: Vice President

THIS DOCUMENT IS A COPY OF THE EXHIBITS TO SCHEDULE 13D FILED IN PAPER FORMAT ON FEBRUARY 9, 1998 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                  EXHIBIT INDEX
                                  -------------


EXHIBIT                                                                     PAGE
-------                                                                     ----

1. Information with respect to executive officers and directors of Varde.

2. Restructuring and Override Agreement, dated as of December 31, 1997, by and among Varde, the Issuer, the managing general partner of the Issuer and the special general partner of the Issuer.

3. Certificates of Designations relating to the Series B Preferred Units of the Issuer.

4. Certificates of Designations relating to the Series C Preferred Units of the Issuer.

5. Form of Assignment Agreement, by and between Varde and certain designated members of the Issuer's management.

6. Amended and Restated Registration Rights Agreement, dated as of December 31, 1997, by and between Varde and the Issuer.

7. Restated Registration Rights Agreement, dated as of December 31, 1997, by and between Varde and the Issuer.

                                    EXHIBIT 1
                                    ---------

                 INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                     AND DIRECTORS OF EACH REPORTING PERSON
                     --------------------------------------


VARDE
-----

                  The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of Varde. Except as indicated below, the business address of each director and executive officer of Varde is 3600 West 80th Street, Minneapolis, MN 55431. Each of the directors and executive officers of Varde is a citizen of the United States. Each executive officer and director of Varde is a full-time employee of Varde.


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                                     Business Address and Present
         NAME                            PRINCIPAL OCCUPATION
         ----                            --------------------

George G. Hicks                      Vice President, Secretary; Director

Greg S. McMillan                     Vice President, Treasurer; Director

Marcia L. Page                       Vice President, Assistant Secretary,
                                     Assistant Treasurer; Director

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                  During the last five years, none of the directors and
executive officers of Varde have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the directors and executive officers of Varde have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.